voestalpine AG

voestalpine-Straße 1
4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-DW
www.voestalpine.com

Rechtsform: Aktiengesellschaft
Sitz: Linz/Austria
FN 66209t beim Landes- als Handelsgericht Linz
DVR 0752533
UID Nr. ATU 36919607

RECEIVED

2007 JUN 19 A 11:41

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.

SUPPL

07024463

PROCESSED

JUN 20 2007

THOMSON
FINANCIAL

Linz, 2007-06-11

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Media Information dated February 27, 2007 (voestalpine Subsidiaries VAE and BWG Establish Joint Venture for Turnout Construction in China for Biggest Project Contract in their History)
- Public notice dated February 27, 2007
- Ad hoc news dated March 29, 2007 (According to § 5 (3) Austria Takeover Code and with regard to § 48d BörseG voestalpine AG announces)
- Ad hoc news dated April 11, 2007 (voestalpine announces signing of Share Purchase of 20.95 % of Böhler-Uddeholm AG)
- Ad hoc news dated April 13, 2007 (voestalpine board: no rights issue for Böhler-Uddeholm take-over)
- Ad hoc news dated April 16, 2007 (voestalpine: Takeover offer for BÖHLER-UDDEHOLM AG notified to the Takeover Commission)
- Ad hoc news dated April 25, 2007 (voestalpine publishes takeover offer for BÖHLER-UDDEHOLM AG on April 26, 2007)
- Voluntary public takeover bid dated April 25, 2007
- Article dated April 27, 2007 (The Wall Street Journal)

6/19

voestalpine
ONE STEP AHEAD.

- Ad hoc news dated May 18, 2007 (voestalpine increases takeover offer for BÖHLER-UDDEHOLM AG from EUR 69.00 to EUR 73.00; acceptance period extended until June 4, 2007)

- Revision of the voluntary public takeover bid dated May 18, 2007

- Ad hoc news dated June 05, 2007 (voestalpine successful in takeover offer for Boehler-Uddeholm; preliminary result available)

- Ad hoc news dated June 05, 2007 (voestalpine successful in takeover offer for Boehler-Uddeholm; final result available; still waiting for merger control approval)

- Ad hoc news dated June 06, 2007 (results FY 2006/07)

- Annual report FY 2006/07

- Invitation to the Annual General Meeting on July 04, 2007

- Agenda according to the announcement in the Official Gazette "Amtsblatt zur Wiener Zeitung"

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

END